                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             CABOT INDUSTRIAL TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127072106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Charles B. Leitner, III
                                    Principal
                              RREEF America L.L.C.
                                 320 Park Avenue
                             New York, NY 10022-6815
                                 (212) 688-3900

                                 with a copy to:

         Richard V. Smith, Esq.                 Elaine F. Stein, Esq.
   Orrick, Herrington & Sutcliffe LLP     Orrick, Herrington & Sutcliffe LLP
           400 Sansome Street                      666 Fifth Avenue
      San Francisco, CA 94111-3143                New York, NY 10103
            (415) 392-1122                          (212) 506-5000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 5, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect for the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

-------------------------                             ------------------------
CUSIP NO.                          SCHEDULE
127072106                            13D
-------------------------                             ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CALWEST INDUSTRIAL PROPERTIES, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      See Item 3 below
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of California
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             42,388,440
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          42,388,440
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,388,440 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

CUSIP NO.                         SCHEDULE             -----------------------
127072106                            13D
                                                       -----------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROOSTER ACQUISTION CORP.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS                                  See Item 3 below

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION            State of Maryland

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            Not Applicable
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             42,388,440
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             Not Applicable
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

       WITH               42,388,440
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,388,440 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

-------------------------                             ------------------------
CUSIP NO.                          SCHEDULE
127072106                            13D
-------------------------                             ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      See Item 3 below
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of California
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            585,780
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             42,388,440
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             585,780
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          42,388,440
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,974,220 See Item 5
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      98%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      EP
------------------------------------------------------------------------------

-------------------------                             ------------------------
CUSIP NO.                          SCHEDULE
127072106                            13D
-------------------------                             ------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RREEF AMERICA L.L.C
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      See Item 3 below
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            13,500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             42,388,440
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             13,500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          42,388,440
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,401,940 (See Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      97%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
------------------------------------------------------------------------------

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is filed by CalWest Industrial Properties, LLC, a California limited liability company ("CalWest"), Rooster Acquisition Corp., a Maryland corporation and wholly owned subsidiary of CalWest ("Rooster"), RREEF America L.L.C., a Delaware limited liability company ("RREEF"), and the California Public Employees' Retirement System, a government employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California ("CalPERS") and supplements, amends and relates to information in the Schedule 13D originally filed by CalWest, Rooster, RREEF and CalPERS on November 7, 2001 (the "Schedule 13D"). Terms used herein and not defined shall have the meaning ascribed thereto in the Schedule 13D. The
Schedule 13D is hereby supplemented and amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         Item 3 is hereby amended and supplemented to add the following information:

         As further discussed in Item 4, on December 5, 2001, CalWest and Rooster accepted for payment 42,388,440 Common Shares tendered pursuant to the Offer. As required by the Merger Agreement, CalWest and Rooster caused to be deposited with the Depositary for the Offer $1,017,322,560, which amount is equal to the aggregate purchase price for such tendered shares. The sources of these funds were (a) the contribution by RREEF and CalPERS to CalWest of $175,000,000 and (b) the delivery by GSMC and its assigns and participants of $842,322,560 of the Loan. In connection therewith, CalWest, Rooster and GSMC executed and delivered the Loan Agreement (the form of which was filed as part of Exhibit 5 to the Schedule 13D).

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and supplemented to add the following information:

         The Offer expired at 12:00 midnight, New York City time, on Tuesday, December 4, 2001. Based on a report from the Depositary for the Offer, a total of 42,388,440 Common Shares (including 3,167,599 Common Shares tendered by notice of guaranteed delivery) were properly tendered, not withdraw as of the termination of the Offer and accepted for payment by CalWest and Rooster. The 42,388,440 Common Shares represent approximately 97% of the issued and outstanding Common Shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b), (c), (d) and (e) are hereby amended and supplemented to add the following information:

         As a result of the expiration of the offer and the acceptance for payment of the Common Shares tendered pursuant thereto for a purchase price of $24.00 per share, CalWest, Rooster, RREEF and CalPERS may be deemed to beneficially own 42,388,440 Common Shares, or approximately 97% of the issued and outstanding Common Shares of the Issuer as of December 5, 2001. CalWest, Rooster, RREEF and CalPERS possess the sole power to vote, or direct the vote of, 42,388,440 Common Shares and have the sole right to receive, or the power to direct the receipt of, dividends from or the proceeds of the sale of 42,388,440 Common Shares.

         To the knowledge of CalWest, Rooster, RREEF and CalPERS, as a result of the expiration of the offer and the acceptance for payment of the Common Shares tendered by the parties to the Stockholder Agreements and Unitholder Agreements, the parties to the Stockholder Agreements and the Unitholder Agreements (other than CalWest, Rooster, RREEF and CalPERS) will no longer be deemed to beneficially own any shares, do not possess the power to vote, or direct the vote of, any Common Shares and do not have the right to receive, or the power to direct the receipt of, dividends from or the proceeds of the sale of any Common Shares.

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



Dated: December 5, 2001                 ROOSTER ACQUISITION CORP.



                                        By:  /s/ CHARLES B. LEITNER, III
                                           -------------------------------------
                                              Name: Charles B. Leitner, III
                                              Title: President

Dated: December 5, 2001                 CALWEST INDUSTRIAL PROPERTIES, LLC
                                        By: RREEF AMERICA L.L.C., its manager



                                        By:  /s/ CHARLES B. LEITNER, III
                                           -------------------------------------
                                              Name: Charles B. Leitner, III
                                              Title:  Senior Vice President



Dated: December 5, 2001                 RREEF AMERICA L.L.C.



                                        By:  /s/ CHARLES B. LEITNER, III
                                           -------------------------------------
                                              Name: Charles B. Leitner, III
                                              Title: Senior Vice President



Dated: December 5, 2001                 CALIFORNIA PUBLIC EMPLOYEES'
                                        RETIREMENT SYSTEM



                                        By:  /s/ MICHAEL McCOOK
                                           -------------------------------------
                                              Name: Michael McCook
                                              Title: Senior Investment Officer